Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2024 Unaudited Consolidated Financial Results

BEIJING, December 17, 2024 - Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a China-based IT company, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2024.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, remarked, “Our third-quarter results demonstrate strong momentum, with accelerated revenue growth fueled by robust performance in our service robotics and internet businesses. We’re seeing rising demand for service robots as a supplement to human labor, particularly in hospitality, manufacturing, and logistics sectors. Drawing on our extensive experience delivering service robots worldwide, we continue to innovate by refining product experiences and introducing targeted solutions to address specific industry needs. Looking ahead, the integration of large language models represents a pivotal opportunity to enhance our robots’ intelligence and deployment efficiency, unlocking new avenues for growth. With a clear strategy and a focus on innovation, we’re well-positioned to capitalize on the immense potential of the trillion-dollar robotics market.”

Mr. Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: “In the third quarter, we continued to make meaningful progress in reducing our operating losses. This marks the second consecutive quarter of sequential improvement, driven by ongoing efforts to enhance operational efficiency. Notably, the operating margin for our internet business, excluding share-based compensation, improved to 10.3%—an increase of 4 percentage points compared to 6.2% in the same period last year ”

Third Quarter 2024 Financial Highlight

•
Total revenues grew by 16.6% year-over-year, accelerating to RMB192.1 million (US$27.4 million) in the third quarter of 2024.
•
Gross profit increased by 13.9% year-over-year and 7.3% quarter-over-quarter, to RMB130.4 million (US$18.6 million) in the third quarter of 2024. On a non-GAAP basis, gross profit rose by 13.9% year-over-year and 7.0% quarter-over-quarter to RMB130.5 million (US$18.6 million).
•
Operating loss narrowed to RMB72.0 million (US$10.3 million) in the third quarter of 2024, improving from RMB77.5 in the previous quarter. However, the number was RMB41.0 million in the same period of last year. On a non-GAAP basis, operating loss in the third quarter of 2024 improved from RMB62.5 million in the previous quarter to RMB60.5 million (US$8.6 million). However, the number was RMB33.0 million in the same period of last year.
•
Net loss attributable to Cheetah Mobile shareholders was RMB46.9 million (US$6.7 million), a significant improvement from RMB123.8 million in the previous quarter. However, the number was RMB24.3 million in the same period of last year. On a non-GAAP basis, net loss attributable to Cheetah Mobile shareholders was RMB35.4 million (US$5.0 million), a significant improvement from RMB108.8 million in the previous quarter. However, the number was RMB16.3 million in the same period of last year.
•
As of September 30, 2024, the Company had cash and cash equivalents of RMB1,530.5 million (US$218.1 million), ensuring strong liquidity.
•
As of September 30, 2024, the Company had long-term investments of RMB885.9 million (US$126.2 million).

Third Quarter 2024 Consolidated Financial Results

Total revenues grew by 16.6% year over year to RMB192.1 million (US$27.4 million) in the third quarter of 2024.

•
Revenues from internet business increased by 25.8% year over year to RMB134.3 million (US$19.1 million) in the third quarter of 2024, as our legacy business remained resilient.
•
Revenues from AI and others remained relatively flat year over year to RMB57.8 million (US$8.2 million) in the third quarter of 2024. This stability was achieved despite an approximately 68% year-over-year decline in revenue from the overseas advertising agency business, which was offset by an increase in revenue from sale of service robots following the acquisition of Beijing OrionStar in November 2023.

Cost of revenues increased by 22.6% year over year to RMB61.7 million (US$8.8 million) in the third quarter of 2024. The increases were primarily attributable to the increase in the hardware-related costs for the Company’s service robots. Non-GAAP cost of revenues increased by 22.6% year over year to RMB61.6 million (US$8.8 million) in the third quarter of 2024.

Gross profit increased by 13.9% year over year to RMB130.4 million (US$18.6 million) in the third quarter of 2024. Non-GAAP gross profit increased by 13.9% year over year to RMB130.5 million (US$18.6 million) in the third quarter of 2024.

Total operating expenses increased by 30.2% year over year to RMB202.4 million (US$28.8 million) in the third quarter of 2024. Total non-GAAP operating expenses increased by 29.4% year over year to RMB190.9 million (US$27.2 million) in the third quarter of 2024.

•
Research and development expenses increased by 44.8% year over year to RMB66.3 million (US$9.4 million) in the third quarter of 2024, primarily due to: 1) increased amortization of intangible assets resulting from the acquisition of a controlling stake in Beijing OrionStar; and 2) higher R&D personnel-related expenses following the acquisition of Beijing OrionStar. Non-GAAP research and development expenses increased by 31.2% year over year to RMB59.9 million (US$8.5 million) in the third quarter of 2024.
•
Selling and marketing expenses increased by 62.1% year over year to RMB89.0 million (US$12.7 million) in the third quarter of 2024, primarily due to: 1) increased marketing and promotion expenses related to our user acquisition for certain products of our internet business; and 2) increased personnel-related expenses following the acquisition of in Beijing OrionStar. Non-GAAP selling and marketing expenses increased by 61.9% year over year to RMB88.8 million (US$12.7 million) in the third quarter of 2024.

•
General and administrative expenses decreased by 14.8% year over year to RMB47.3 million (US$6.7 million) in the third quarter of 2024, primarily due to: 1) reduced stock-based compensation expenses, 2) reduced professional and legal service fees, 3) a reduction in the provision for credit losses. Non-GAAP general and administrative expenses decreased by 11.2% year over year to RMB42.5 million (US$6.1 million) in the third quarter of 2024.

Operating loss narrowed to RMB72.0 million (US$10.3 million) in the third quarter of 2024, improving from RMB77.5 in the previous quarter. However, the number was RMB41.0 million in the same period of last year. Non-GAAP operating loss improved to RMB60.5 million (US$8.6 million) in the third quarter of 2024, from RMB62.5 million in the previous quarter. However, the number was RMB33.0 million in the same period of last year.

By segment, operating margin excluding share-based compensation expense for internet business improved to 10.3% in the third quarter of 2024, from 6.2% in the same period of last year.

Net loss attributable to Cheetah Mobile shareholders was RMB46.9 million (US$6.7 million), a significant improvement from RMB123.8 million in the previous quarter. However, the number was RMB24.3 million in the same period of last year. Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB35.4 million (US$5.0 million), a significant improvement from RMB108.8 million in the previous quarter. However, the number was RMB16.3 million in the same period of last year.

Balance Sheet

As of September 30, 2024, the Company had cash and cash equivalents of RMB1,530.5 million (US$218.1 million), ensuring strong liquidity.

As of September 30, 2024, the Company had long-term investments of RMB885.9 million (US$126.2 million).

Conference Call Information

The Company will hold a conference call on December 17th, 2024, at 6:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 7464171

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 0402119

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

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Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;and
•
Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income/expenses, net and income tax expenses.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,020,191	1,530,493	218,094
Short-term investments	1,023	345	49
Accounts receivable, net	401,064	418,555	59,644
Prepayments and other current assets, net	973,127	1,352,467	192,725
Due from related parties, net	71,505	107,418	15,307
Total current assets	3,466,910	3,409,278	485,819

Non-current assets:
Property and equipment, net	53,884	55,522	7,912
Operating lease right-of-use assets	30,451	28,839	4,110
Intangible assets, net	218,559	197,152	28,094
Goodwill	576,989	576,989	82,220
Long-term investments	937,460	885,852	126,233
Deferred tax assets	188,503	193,229	27,535
Other non-current assets	160,428	86,583	12,338
Total non-current assets	2,166,274	2,024,166	288,442

Total assets	5,633,184	5,433,444	774,261

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank loans	5,000	-	-
Accounts payable	170,185	176,321	25,126
Accrued expenses and other current liabilities	2,437,210	2,405,699	342,811
Due to related parties	84,147	87,171	12,422
Income tax payable	31,603	35,220	5,019
Total current liabilities	2,728,145	2,704,411	385,378

Non-current liabilities:
Deferred tax liabilities	54,540	50,242	7,159
Other non-current liabilities	189,943	172,365	24,562
Total non-current liabilities	244,483	222,607	31,721

Total liabilities	2,972,628	2,927,018	417,099

Mezzanine equity:
Redeemable noncontrolling interests	105,978	187,688	26,745

Shareholders’ equity:
Ordinary shares	244	247	35
Additional paid-in capital	2,711,875	2,719,399	387,511
Accumulated deficit	(613,102)	(865,405)	(123,319)
Accumulated other comprehensive income	356,854	349,765	49,841
Total Cheetah Mobile Inc. shareholders’ equity	2,455,871	2,204,006	314,068
Noncontrolling interests	98,707	114,732	16,349

Total shareholders’ equity	2,554,578	2,318,738	330,417

Total liabilities, mezzanine equity and shareholders’ equity	5,633,184	5,433,444	774,261

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD	RMB	RMB	USD
Revenues	164,804	192,083	27,372	502,189	569,788	81,194
Internet business	106,778	134,287	19,136	342,423	357,036	50,877
AI and others	58,026	57,796	8,236	159,766	212,752	30,317
Cost of revenues (a)	(50,348)	(61,714)	(8,794)	(163,697)	(197,365)	(28,124)
Gross profit	114,456	130,369	18,578	338,492	372,423	53,070

Operating income and expenses:
Research and development (a)	(45,769)	(66,269)	(9,443)	(138,623)	(177,885)	(25,348)
Selling and marketing (a)	(54,938)	(89,038)	(12,688)	(185,765)	(237,570)	(33,853)
General and administrative (a)	(55,588)	(47,349)	(6,747)	(166,047)	(188,104)	(26,805)
Other operating income, net	838	278	40	3,053	1,014	144
Total operating income and expenses	(155,457)	(202,378)	(28,838)	(487,382)	(602,545)	(85,862)

Operating loss	(41,001)	(72,009)	(10,260)	(148,890)	(230,122)	(32,792)
Other income/(expenses):
Interest income, net	17,912	9,471	1,350	45,150	34,560	4,925
Foreign exchange gains/ (losses)	5,392	21,351	3,042	(28,829)	10,510	1,498
Other (expense)/income, net	(1,974)	1,738	248	(156,126)	(57,469)	(8,189)

Loss before taxes	(19,671)	(39,449)	(5,620)	(288,695)	(242,521)	(34,558)
Income tax (expenses)/ benefits	(218)	(2,387)	(340)	(3,979)	3,806	542
Net loss	(19,889)	(41,836)	(5,960)	(292,674)	(238,715)	(34,016)
Less: net income attributable to noncontrolling interests	4,403	5,061	721	9,011	12,058	1,718
Net loss attributable to Cheetah Mobile shareholders	(24,292)	(46,897)	(6,681)	(301,685)	(250,773)	(35,734)

Net loss per share
Basic	(0.0144)	(0.0323)	(0.0046)	(0.2029)	(0.1711)	(0.0244)
Diluted	(0.0144)	(0.0323)	(0.0046)	(0.2031)	(0.1711)	(0.0244)

Net loss per ADS
Basic	(0.7196)	(1.6150)	(0.2300)	(10.1463)	(8.5542)	(1.2200)
Diluted	(0.7206)	(1.6150)	(0.2300)	(10.1549)	(8.5569)	(1.2200)

Weighted average number of shares outstanding
Basic	1,492,599,000	1,509,057,830	1,509,057,830	1,465,560,326	1,499,799,151	1,499,799,151
Diluted	1,492,599,000	1,509,057,830	1,509,057,830	1,465,560,326	1,499,799,151	1,499,799,151
Weighted average number of ADSs outstanding
Basic	29,851,980	30,181,157	30,181,157	29,311,207	29,995,983	29,995,983
Diluted	29,851,980	30,181,157	30,181,157	29,311,207	29,995,983	29,995,983

Other comprehensive (loss)/income , net of tax of nil
Foreign currency translation adjustments	(33,261)	(32,036)	(4,565)	74,881	(2,622)	(374)
Unrealized gains/(loss) on available-for-sale securities, net	-	2,799	399	(43,494)	(4,635)	(660)
Other comprehensive (loss)/ income	(33,261)	(29,237)	(4,166)	31,387	(7,257)	(1,034)
Total comprehensive loss	(53,150)	(71,073)	(10,126)	(261,287)	(245,972)	(35,050)
Less: Total comprehensive income attributable to noncontrolling interests	3,835	7,346	1,047	7,712	11,890	1,694
Total comprehensive loss attributable to Cheetah Mobile shareholders	(56,985)	(78,419)	(11,173)	(268,999)	(257,862)	(36,744)

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	73	92	13	299	541	77
Research and development	136	236	34	1,006	644	92
Selling and marketing	46	(277)	(39)	437	(167)	(24)
General and administrative	7,738	4,863	693	24,381	19,939	2,841
Total	7,993	4,914	701	26,123	20,957	2,986

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended September 30, 2024					For The Nine Months Ended September 30, 2024
	GAAP	Share-based	Amortization of	Non-GAAP		GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result		Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues	192,083	-	-	192,083	27,372	569,788	-	-	569,788	81,194
Cost of revenues	(61,714)	92	-	(61,622)	(8,781)	(197,365)	541	-	(196,824)	(28,047)
Gross profit	130,369	92	-	130,461	18,591	372,423	541	-	372,964	53,147

Research and development	(66,269)	236	6,156	(59,877)	(8,532)	(177,885)	644	18,468	(158,773)	(22,625)
Selling and marketing	(89,038)	(277)	469	(88,846)	(12,660)	(237,570)	(167)	1,407	(236,330)	(33,676)
General and administrative	(47,349)	4,863	-	(42,486)	(6,054)	(188,104)	19,939	-	(168,165)	(23,964)
Other operating income, net	278	-	-	278	40	1,014	-	-	1,014	144
Total operating income and expenses	(202,378)	4,822	6,625	(190,931)	(27,206)	(602,545)	20,416	19,875	(562,254)	(80,121)

Operating loss	(72,009)	4,914	6,625	(60,470)	(8,615)	(230,122)	20,957	19,875	(189,290)	(26,974)
Net loss attributable to Cheetah Mobile shareholders	(46,897)	4,914	6,625	(35,358)	(5,036)	(250,773)	20,957	19,875	(209,941)	(29,916)

Diluted losses per ordinary share (RMB)	(0.0323)	0.0033	0.0044	(0.0246)		(0.1711)	0.0140	0.0132	(0.1439)
Diluted losses per ADS (RMB)	(1.6150)	0.1650	0.2200	(1.2300)		(8.5569)	0.7000	0.6619	(7.1950)
Diluted losses per ADS (USD)	(0.2300)	0.0235	0.0312	(0.1753)		(1.2200)	0.0997	0.0950	(1.0253)

* This represents amortization of intangible assets resulting from business acquisitions.

	For The Three Months Ended September 30, 2023			For The Nine Months Ended September 30, 2023
	GAAP	Share-based	Non-GAAP	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result	Result	Compensation	Result
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	164,804	-	164,804	502,189	-	502,189
Cost of revenues	(50,348)	73	(50,275)	(163,697)	299	(163,398)
Gross profit	114,456	73	114,529	338,492	299	338,791

Research and development	(45,769)	136	(45,633)	(138,623)	1,006	(137,617)
Selling and marketing	(54,938)	46	(54,892)	(185,765)	437	(185,328)
General and administrative	(55,588)	7,738	(47,850)	(166,047)	24,381	(141,666)
Other operating income, net	838	-	838	3,053	-	3,053
Total operating income and expenses	(155,457)	7,920	(147,537)	(487,382)	25,824	(461,558)

Operating loss	(41,001)	7,993	(33,008)	(148,890)	26,123	(122,767)
Net loss attributable to Cheetah Mobile shareholders	(24,292)	7,993	(16,299)	(301,685)	26,123	(275,562)

Diluted losses per ordinary share (RMB)	(0.0144)	0.0053	(0.0091)	(0.2031)	0.0178	(0.1853)
Diluted losses per ADS (RMB)	(0.7206)	0.2656	(0.4550)	(10.1549)	0.8899	(9.2650)

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended September 30, 2024					For The Nine Months Ended September 30, 2024
	Internet Business	AI and others	Unallocated*	Consolidated		Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenue	134,287	57,796	-	192,083	27,372	357,036	212,752	-	569,788	81,194
Operating profit/(loss)	13,805	(80,900)	(4,914)	(72,009)	(10,260)	36,626	(245,791)	(20,957)	(230,122)	(32,792)
Operating margin	10.3%	(140.0)%	-	(37.5)%	(37.5)%	10.3%	(115.5)%	-	(40.4)%	(40.4)%

	For The Three Months Ended September 30, 2023				For The Nine Months Ended September 30, 2023
	Internet Business	AI and others	Unallocated*	Consolidated	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	106,778	58,026	-	164,804	342,423	159,766	-	502,189
Operating profit/(loss)	6,646	(39,654)	(7,993)	(41,001)	16,771	(139,538)	(26,123)	(148,890)
Operating margin	6.2%	(68.3)%	-	(24.9)%	4.9%	(87.3)%	-	(29.6)%

*Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(24,292)	(46,897)	(6,681)	(301,685)	(250,773)	(35,734)
Add:
Income tax expenses/ (benefits)	218	2,387	340	3,979	(3,806)	(542)
Interest income, net	(17,912)	(9,471)	(1,350)	(45,150)	(34,560)	(4,925)
Depreciation and other amortization	6,881	12,205	1,739	23,987	36,834	5,249
Net income attributable to noncontrolling interests	4,403	5,061	721	9,011	12,058	1,718
Other (income)/ expense, net	(3,418)	(23,089)	(3,290)	184,955	46,959	6,691
Share-based compensation	7,993	4,914	701	26,123	20,957	2,986
Adjusted EBITDA	(26,127)	(54,890)	(7,820)	(98,780)	(172,331)	(24,557)